File No. 082-01263

Danske Bank A/S –Rule 12g-3-2(b) filings

Danske Bank

Danske Bank appoints new CFO

October 8, 2010

Company Announcement No 19/2010

Danske Bank appoints new CFO
The Danske Bank Group has appointed Henrik Ramlau-Hansen (54) Chief Financial Officer and member of the Executive Board with effect from 1 January 2011. Henrik Ramlau-Hansen succeeds Tonny Thierry Andersen, who has been appointed head of Danske Bank Denmark (see Company Announcement No. 18 dated 10 September 2010).

Henrik Ramlau-Hansen is currently Managing Director of Danica Pension, a position he has held since 2000. From 1989 to 2000, Henrik Ramlau-Hansen served as Head Actuary of Danica Pension. The Group has started the search process for a new Managing Director of Danica Pension.

Henrik Ramlau-Hansen is an actuary by profession and holds a doctorate degree in actuarial mathematics from the University of Copenhagen.

"Henrik Ramlau-Hansen has been a successful chief executive of Danica Pension, and his strategic and analytical skills combined with his insight into risk management give him a strong platform for his new position as Group CFO and member of the Executive Board," says Peter Straarup, CEO of the Danske Bank Group.

Danske Bank A/S

Contact:
Peter Straarup, Chairman of the Executive Board, tel. +45 45 14 60 01
Anders Klinkby Madsen, Head of Media Relations, tel. +45 45 14 57 95/+45 25 10 19 19


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